UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5
             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                          Pursuant to Section 16(a)


( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(x) Form 3 Holdings Reported
( ) Form 4 Transactions Reported

1. Name and Address of Reporting Person
Downes, Paul
5646 Windrift Lane
Boca Raton, FL 33433

2. Issuer Name and Ticker or Trading Symbol
China Premium Food Corporation
(formerly China Peregrine Food Corporation)
CHPF

3. IRS or Social Security Number of Reporting Person (Voluntary)
N/A

4. Statement for Month/Year
December, 1999

5. If Amendment, Date of Original (Month/Year)
N/A

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
(X) Form filed by One Reporting Person
( ) Form filed by More than One Reporting Person


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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security       |2.         |3.  |4.Securities Acquired (A)   |5.Amount of     |6.Dir |7.Nature of Indirect
                           |Transaction|    |  or Disposed of (D)        |  Securities    |ect   |  Beneficial Ownership
                           |Date       |Code|                            |  Beneficially  |(D)or |
                           |           |    |              | A/|         |  Owned at      |Indir |
                           |           |    |  Amount      | D |    Price|  End of Year   |ect(I)|
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Common Stock               |3/11/97    | J3 | 24,182       | A |         | 24,182         | D    |
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Common Stock               |2/28/97    | J3 | 472,000      | A |         | 472,000        | I    | Controlled Entity
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Common Stock               | 4/10/97   | J3 | 215,000      | A |         | 215,000        | I    | Controlled Entity
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Common Stock               |           |    |              |   |         |                |      |
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Common Stock- in children's|           |    |              |   |         |                |      |
names                      |           |    |              |   |         |                |      |
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of Derivative|2.Conversion|3.     |4.  |5.Number of  |6.Date Exer-  |7.Title and Amount|8.Price|9.Number  |10.|11.Nature of
  Security           |or Exercise |Transaction |  Derivative |cisable and   |  of Underlying   |of Deri|of Deriva |Dir|Indirect
                     |Price of    |Date   |Code|  Securities |Expiration    |  Securities      |vative |tive      |ect|Beneficial
                     |Derivative  |       |    |  Acquired(A)|Date(Month/   |                  |Secu   |Securities|(D)|Ownership
                     |Security    |       |    |  or Disposed|Day/Year)     |                  |rity   |Benefi    |or |
                     |            |       |    |  of (D)     |Date  |Expir  |                  |       |ficially  |Ind|
                     |            |       |    |         | A/|Exer- |ation  |  Title and Number|       |Owned at  |ire|
                     |            |       |    |         | D |cisa- |Date   |  of Shares       |       |End of    |ct |
                     |            |       |    |  Amount |   |ble   |       |                  |       |Year      |(I)|
___________________________________________________________________________________________________________________________________
Preferred Stock B    |exchange    |3/15/97| J3 | 107,440 | A |1/98  | n/a   | common  | 107,440|       | 107,440  | I |Controlled
                     |            |       |    |         |   |      |       |         |        |       |          |   |Entity
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Option for Common    | $1.00      |4/29/97| J3 | 683,705 | A | 4/97 |4/28/02| common  | 683,705|       | 683,705  | I |Controlled
Stock                |            |       |    |         |   |      |       |         |        |       |          |   |Entity
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Option for Common    | $1.00      |4/30/97| J3 | 700,000 | A | 4/97 |4/29/02| common  | 700,000|       | 700,000  | I |Controlled
Stock                |            |       |    |         |   |      |       |         |        |       |          |   |Entity
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Option for Common    |            |       |    |         |   |      |       |         |        |       |          |   |
Stock                |            |       |    |         |   |      |       |         |        |       |          |   |
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Explanation of Responses:

Table I: Common stock issued (D) in connection with statutory merger with issuer the surviving entity; common stock issued (I) as founder stock to Tamarind Management, Ltd., an affiliated entity controlled by the reporting person.

Table II: Preferred B issued to Tamarind Management, Ltd., an affiliated entity controlled by the reporting person in connection with the assumption of debt of issuer's predecessor by Tamarind.

Table II: Options issued as compensation incentives and for anti dilution purposes.